FIFTH AMENDING AGREEMENT

This Fifth Amending Agreement dated as of June 30, 2010 (the "**Effective Date**")

BETWEEN:

Enermark Inc. as Borrower (the "**Borrower**")

- and -

Enerplus Resources Fund as Guarantor and Covenantor (the "**Fund**")

- and -

Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank, HSBC Bank Canada, National Bank of Canada, Citibank, N.A., Canadian Branch, Union Bank, Canada Branch, Alberta Treasury Branches and Sumitomo Mitsui Banking Corporation of Canada (collectively, the "**Lenders**")

- and -

Canadian Imperial Bank of Commerce as Administrative Agent (the "**Administrative Agent**")

- with –

Canadian Imperial Bank of Commerce as Sole Lead Arranger and Sole Bookrunner

- and –

Royal Bank of Canada and Bank of Montreal as Co-Syndication Agents

- and –

The Bank of Nova Scotia as Documentation Agent

WHEREAS the Borrower, the Fund, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of November 18, 2004, as amended by a First Amending Agreement dated October 14, 2005, a Waiver dated February 3, 2006, a Second Amending Agreement dated October 20, 2006, a Third Amending dated October 25, 2007 and a Fourth Amending Agreement dated effective February 13, 2008 (as amended, the "**Credit Agreement**") and wish to further amend the Credit Agreement (the Credit Agreement as amended by this Fifth Amending Agreement being the "**Amended Credit Agreement**");

NOW THEREFORE in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

1. Definitions

Capitalized terms used herein and which are not otherwise defined herein shall have the same meaning as is given to them in the Credit Agreement.

2. Amendments to Definitions

Section 1.1 of the Credit Agreement is amended by:

(a) deleting the pricing grid in the definition of Applicable Margin and replacing the same with the following:

Consolidated Senior Debt to EBITDA Ratio	**≤ 1.0:1.0**	**> 1.0:1.0 ≤ 1.5:1.0**	**> 1.5:1.0 ≤ 2.0:1.0**	**>2.0:1.0 ≤2.5:1.0**	**> 2.5:1.0 ≤ 3.0:1.0**	**>3.0:1.0**
Prime Rate Margin	100	125	150	175	200	275
U.S. Base Rate Margin	100	125	150	175	200	275
LIBOR Margin	200	225	250	275	300	375
BA Rate	200	225	250	275	300	375
Letter of Credit Rate	200	225	250	275	300	375
Standby Fee Rate	50	56.25	62.5	68.75	75	93.75

(b) deleting the definition of "Defaulting Lender" and replacing it with the following:

"**Defaulting Lender**" means any Lender or, in the case of paragraph (e) below, a Lender's parent (being any person that directly or indirectly controls a Lender where control has the same meaning as in the definition of Affiliate):

(a) that has failed to make payment on the due date therefor of any amount due from it for the account of another Lender or an LC Fronting Lender;

(b) that is a Non-Funding Lender;

(c) that has notified the Borrower or the Administrative Agent (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(d) that has failed, within 3 Banking Days after request by the Borrower or the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Advances;

(e) that becomes insolvent, has been deemed insolvent, or becomes the subject of bankruptcy or insolvency proceedings; or

(f) with respect to which the Borrower or the Administrative Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that there is a reasonable chance that such Lender shall become a Defaulting Lender pursuant to paragraphs (a) through (e), inclusive, of this definition;"

(c) deleting the definition of "Fund" in its entirety and replacing it with the following:

"**Fund**" means Enerplus Resources Fund and its successors and permitted assigns, and following a Permitted Tax Reorganization shall mean the new parent of the Borrower, if any, resulting from such Permitted Tax Reorganization and from and after the effective time of a Permitted Tax Reorganization, all references in the Credit Documents to the "Fund" (other than where expressly inconsistent with the terms hereof or thereof) shall, if there exists a publically traded parent of the Borrower under the Credit Agreement, be read as referring to the new parent of the Borrower, or, if there is a new borrower in the place of the Borrower and it is the publically traded entity, then such references shall be deemed to no longer apply.";

(d) deleting the last sentence of the definition of "Syndicated Facility Limit" and replacing it with "As of June 30, 2010, the Syndicated Facility Limit is $925,000,000.";

(e) deleting the last sentence of the definition of "Total Commitment" and replacing it with "As of June 30, 2010, the Total Commitment is $1,000,000,000.";

(f) by deleting the reference to "$1,550,000,000" in Section 2.7(b) and replacing it with "$1,250,000,000"; and

(g) by adding the following definitions in the appropriate alphabetical order:

"**Accounting Change**" means any changes resulting from the Fund's implementation of IFRS to the extent required by the Canadian Accounting Standards Board or any other material change in accounting principles to the extent required by the Canadian Accounting Standards Board, in either case, to the extent such changes would cause an amount required to be determined for the purposes of any Financial Covenant or any other financial calculation hereunder (each a "**Financial Calculation**") to be materially different than the amount that would be determined without giving effect to such change.

"**Accounting Change Notice**" has the meaning ascribed thereto in Section 13.2.

"**Defaulting Lender Exposure**" has the meaning ascribed thereto in Section 11.5.

"**Financial Calculation**" has the meaning ascribed thereto in Section 13.2.

"**IFRS**" means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

"**Lender BA Suspension Notice**" has the meaning ascribed thereto in Section 6.17.1.

"**Lender LIBOR Suspension Notice**" has the meaning ascribed thereto in Section 6.19.

"**Non-Funding Lender**" has the meaning ascribed thereto in Section 10.3.

"**Permitted Tax Reorganization**" has the meaning given to it in Section 8.14.

3. Amendments to Credit Agreement

(a) Article 6 of the Credit Agreement is amended by adding a new section 6.17.1 as follows:

6.17.1 Termination of BA Advances

If:

(a) the Administrative Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that adequate and fair means do not exist for ascertaining the BA Discount Rate or there no longer exists an active market for Bankers' Acceptances accepted by the Lenders and the Administrative Agent has made a similar determination for comparable borrowers and credit facilities; or

(b) the Administrative Agent advises the Borrower that Lenders holding at least 35% of the Total Commitment have advised the Administrative Agent in writing (each, a "**Lender BA Suspension Notice**") that such Lenders have determined (acting reasonably and in good faith) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers' Acceptances accepted by such Lenders in the market;

then:

(i) the right of the Borrower to request Bankers' Acceptances or a BA Equivalent Advance from any Lender shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii) any outstanding Drawdown Notice requesting a BA Advance or BA Equivalent Advance shall be deemed to be a Drawdown Notice requesting a Prime Rate Advance in the amount specified in the original Drawdown Notice;

(iii) any outstanding Conversion Notice requesting a Conversion of a BA Advance or a BA Equivalent Advance shall be deemed to be a Conversion Notice requesting a Conversion of such Advances into a Prime Rate Advance; and

(iv) any outstanding Rollover Notice requesting a Rollover of a BA Advance or a BA Equivalent Advance, shall be deemed to be a Conversion Notice requesting a Conversion of such Advances into a Prime Rate Advance.

The Administrative Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request BA Advances or BA Equivalent Advances and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Administrative Agent if received prior to 1:00 p.m. (Calgary time) on a Banking

Day and if not, then on the next following Banking Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Administrative Agent prior to 1:00 p.m. (Calgary time) 2 Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable)."

(b) Section 6.19 of the Credit Agreement is amended by deleting that section in its entirety and replacing it with the following:

6.19 Termination of LIBOR Advances

If:

(a) the Administrative Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(i) by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits of U.S. Dollars are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Advance during the ensuing LIBOR Period selected; or

(ii) the making or continuing of a LIBOR Advance by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or

(b) the Administrative Agent advises the Borrower that Lenders holding at least 35% of the Total Commitment of all Lenders hereunder have advised the Administrative Agent in writing (each, a "**Lender LIBOR Suspension Notice**") that such Lenders have determined (acting reasonably and in good faith) that the LIBO Rate will not or does not accurately reflect the cost of funds of such Lenders of U.S. Dollar deposits in such market for the relevant LIBOR Period;

then:

(i) the right of the Borrower to request LIBOR Advances from any Lender shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii) any outstanding Drawdown Notice requesting a LIBOR Advance shall be deemed to be a Drawdown Notice requesting a U.S. Base Rate Advance in the amount specified in the original Drawdown Notice;

(iii) any outstanding Conversion Notice requesting a Conversion of a LIBOR Advance shall be deemed to be a Conversion Notice requesting a Conversion of such Advance into a U.S. Base Rate Advance; and

(iv) any outstanding Rollover Notice requesting a Rollover of a LIBOR Advance, shall be deemed to be a Conversion Notice requesting a Conversion of such Advances into a U.S. Base Rate Advance.

The Administrative Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request LIBOR Advances and of any termination of any such suspension. A Lender LIBOR Suspension Notice shall be effective upon receipt of the same by the Administrative Agent if received prior to 1:00 p.m. (Calgary time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender LIBOR Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Administrative Agent prior to 1:00 p.m. (Calgary time) 2 Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable).

(c) Section 8.11 of the Credit Agreement is amended by deleting the section in its entirety and replacing it with the following:

"The Borrower shall ensure at the end of any Fiscal Quarter that the Restricted Group directly owns not less than 85% of the Consolidated Tangible Assets of the Fund."

(d) Article 8 of the Credit Agreement is amended by adding a new section 8.14 as follows:

8.14 Permitted Tax Reorganization

Notwithstanding Section 8.5 or any other provisions hereof, the Borrower shall be entitled, as part of any tax reorganization of the Fund in response to announcements of (including those of October 31, 2006 regarding the taxation of flow through entities), or any legislation proposed or passed by, the Government of Canada relating to income trusts (a **"Permitted Tax Reorganization"**) to:

(a) assign its rights and obligations under this Agreement and the other Credit Documents to which it is a party to the parent entity emerging from such Permitted Tax Reorganization, or to a wholly-owned Subsidiary of such parent entity;

(b) permit the Fund to assign its rights and obligations under the Fund Guarantee and Subordination Agreement to the new parent entity emerging from such Permitted Tax Reorganization if such entity is not the Borrower; and/or

(c) dissolve the Fund and take all internal reorganization steps, whether by plan of arrangement or otherwise, as necessary to complete the Permitted Tax Reorganization,

provided in each case that:

(i) the new borrower or the new holding company parent is a Canadian federal or provincial corporation which is publicly traded and listed on a recognized North American stock exchange;

(ii) the new borrower and, if applicable, new holding company parent each are either an existing Canadian federal or provincial Restricted Subsidiary of the Fund or a newly formed Canadian federal or provincial corporation which has not previously carried on any business;

(iii) the new borrower shall have assumed all obligations of the Borrower to the extent the Borrower is either not surviving any such Permitted Tax Reorganization under this Agreement and the other Credit Documents or is no longer to be the Borrower, provided that if the Borrower is continuing but not as the Borrower it shall become a Restricted Subsidiary and provide a Restricted Subsidiary Guarantee and Subordination Agreement;

(iv) to the extent there is a new parent holding company arising out of the Permitted Tax Reorganization, it shall execute and deliver a Guarantee and Subordination Agreement substantially in form and substance as the Fund Guarantee and Subordination Agreement;

(v) all continuing guarantors and subordinating parties have ratified and confirmed the Restricted Subsidiary Guarantee and Subordination Agreement and other Credit Documents to which each is a party including, for certainty, to the extent the Restricted Subsidiary Guarantee and Subordination Agreement extends to any Hedging Agreements with Hedge Providers;

(vi) no Default or Event of Default has occurred and is continuing or would exist after the Permitted Tax Reorganization;

(vii) no unindemnified adverse withholding or other tax consequences to the Lenders shall result from any such Permitted Tax Reorganization;

(viii) the ownership of the shares of the new holding company is the same as the ownership of the units of the Fund, except for any Unitholders who dissent to such Permitted Tax Reorganization and receive cash for the Fund units as a result of such dissent;

(ix) the Permitted Tax Reorganization shall not result in a Material Adverse Effect or a material adverse change in the risk profile of the Restricted Group, taken as a whole; and

(x) the Administrative Agent and each Lender shall receive such assurances, certificates, representations, legal opinions, information, copies of organizational documents and other documents and agreements with respect to or as a result of such Permitted Tax Reorganization as they may reasonably request in order, in all cases, to preserve the substance of the obligations contained in this Agreement and the other Credit Documents and to enable the Lenders to comply with "know your customer" and anti-money laundering rules and regulations.

Subject to the foregoing, if pursuant to the Permitted Tax Reorganization, the Fund and the Borrower are being restructured in a manner consistent with clauses (a) through (c) above, and the conditions of (i) through (x) above are satisfied, the Lenders hereby consent to the Permitted Tax Reorganization and agree that completion of the same in accordance with the terms thereof will not, in and of itself, constitute a Default or Event of Default and that after the restructuring has occurred, the Credit Agreement and the other Credit Documents shall be interpreted in a manner which gives effect to such restructuring. In addition, this Section 8.14 shall apply to any Hedge Provider party to a Hedging Agreement with any member of the Restricted Group such that any tax reorganization permitted under this Section 8.14 shall be a permitted reorganization under such Hedging Agreement and shall not result in a default or early termination event thereunder provided that (i) any new borrower assumes the obligations of the Borrower under all Hedging Agreements with Hedge Providers (ii) the Hedge Provider, acting reasonably, is satisfied the new borrower's ability to meet its obligations under the Hedging Agreements and any applicable credit support document is not materially weaker than that of the Borrower immediately prior to the Permitted Tax Reorganization and (iii) the Borrower or the new borrower, as applicable, enter into such agreements with each Hedge Provider as are reasonably requested by each Hedge Provider to ensure that all Hedging Agreements with each such Hedge Provider are consistent with provisions of the Credit Agreement after taking into account the Permitted Tax Reorganization."

(e) Section 10.3 of the Credit Agreement is amended by deleting all references to "Defaulting Lender" therein and replacing such references with "Non-Funding Lender".

(f) Article 11 of the Credit Agreement is amended by adding the following as Section 11.5:

11.5 Defaulting Lenders

Notwithstanding any provision of this Agreement to the contrary but subject to 10.3(b), if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) the standby fees payable pursuant to Section 4.2 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(b) for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender's Proportionate Share thereof shall be calculated based on such Lender's Commitment relative to the Total Commitment reduced by the Commitment of the Defaulting Lender;

(c) a Defaulting Lender, and the Commitment of such Defaulting Lender, shall not be included in determining whether all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 10.7), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that: (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders; (ii) increases the Commitment of such Lender; or (iii) relates to the matters set forth in Section 10.7(b) (except for the matters referred to in subsections 10.7(b)(ii), (iii), and (vi)) shall require the consent of such Defaulting Lender;

(d) the Administrative Agent, the Swingline Lender or any LC Fronting Lender may require such Defaulting Lender to pay to the Administrative Agent for deposit into an escrow account maintained by and in the name of the Administrative Agent an amount equal to such Defaulting Lenders' maximum contingent obligations hereunder to the Administrative Agent, Swingline Lender or such LC Fronting Lender;

(e) the Administrative Agent may withhold any payments owing to such Defaulting Lender for set-off against such Defaulting Lender's existing or reasonably foreseeable future obligations hereunder;

(f) the Borrower shall retain and reserve their other rights and remedies respecting each Defaulting Lender;

(g) if any Swingline Advances or Letters of Credit are outstanding (the Canadian Dollar equivalent of the Outstanding Principal of such Advances is the "**Defaulting Lender Exposure**") at the time a Lender becomes a Defaulting Lender, then:

    (i) to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Section 11.5(d) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Sections 9.3 and 6.26 in accordance with their respective Proportionate Share (disregarding any Defaulting Lender's Commitment) but only to the extent that the sum of (A) the aggregate Canadian Dollar equivalent of the Outstanding Principal of all Advances made by any non-Defaulting Lender and outstanding at such time, plus (B) such non-Defaulting Lender's Proportionate Share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender's Commitment; and

(ii) if the reallocation described in Section 11.5(g)(i) above cannot, or can only partially, be effected, and if requested in writing by the Swingline Lender or any LC Fronting Lender, the Borrower shall within ten Banking Days following such request prepay an amount equal to the Defaulting Lender's Proportionate Share of all outstanding Swingline Advances and Letters of Credit (in the case of Letters of Credit, by the provision of cash collateral in accordance with Section 6.26 the provisions of which Section shall apply thereto as if a demand has been made pursuant thereto for such amount by each LC Issuer in respect of each outstanding Letter of Credit);

(h) so long as any Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loans and a LC Fronting Lender shall not be required to issue any Letters of Credit unless, in each case, it is satisfied that the related exposure will be 100% covered by the Commitment of non-Defaulting Lenders in accordance with Section 11.5(g), and participating interests in any such newly made Swingline Advance or newly issued Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 11.5(g)(i);

(i) the Borrower may replace the Defaulting Lender with another financial institution acceptable to the Administrative Agent, the Swingline Lender and the LC Fronting Lenders, each acting reasonably, who purchases at par, or such other lesser amount as may be agreed to by the Defaulting Lender, the Outstanding Principal owing to the Defaulting Lender and assumes the Defaulting Lender's Commitment and all other obligations of the Defaulting Lender hereunder, provided that prior to or concurrently with such replacement:

(i) subject to Sections 11.5(a), 11.5(d) and 11.5(e), the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Credit Documents after the date of such replacement;

(ii) the replacement financial institution shall remit the assignment fee required to be paid by Section 11.2 to the Administrative Agent and the amount payable by such replacement financial institution to the Defaulting Lender shall be reduced by the amount of such fee; and

(iii) all of the requirements for such assignment contained in Section 11.2 shall have been satisfied, including, without limitation, the consent of the Administrative Agent, the Swingline Lender and the LC Fronting Lenders and the receipt by the Administrative Agent of such agreements, documents and instruments as the Administrative Agent may reasonably require; and

(j) the Borrower may elect to terminate the Defaulting Lender's Commitment, in which case the Total Commitment shall be reduced by an amount equal to the amount of any Commitment so cancelled (provided that prior to or concurrently with such cancellation the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation

(including breakage and other costs in accordance with Section 6.6, the provision of funds to the Administrative Agent on behalf of such Lender in respect of outstanding Bankers' Acceptances accepted by such Lender in accordance with Section 9.3 and cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which such Lender is the LC Fronting Lender) and a release from any further obligations to make Advances under the Credit Documents)."

(g) Section 13.2 of the Credit Agreement is amended by adding the following paragraphs:

In the event that any Accounting Change occurs, the Borrower will provide notice thereof to the Administrative Agent (an "**Accounting Change Notice**") together with a description of the nature of such Accounting Change. Such notice shall describe the effect of such Accounting Change on the Fund's Financial Statements. The Accounting Change Notice shall be delivered within 60 days after the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within 120 days after the end of such period. Following or concurrent with the receipt of an Accounting Change Notice, either the Borrower or the Majority Lenders may provide a proposal to the other as to how to amend the provisions of this Agreement as a result of such Accounting Change. If such a proposal is made, the Parties shall in good faith attempt to agree on a revised method of calculating such Financial Calculations, provided that until such time as any such agreement in writing has been reached, such method of calculation shall not be revised and all Financial Calculations shall be determined without giving effect to the Accounting Change.

If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change in respect of the same period, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 13.2 shall be deemed to have never occurred.

4. Maturity Date

The Lenders agree that the Maturity Date shall be June 30, 2013.

5. Decrease in Syndicated Facility Limit and Total Commitment

(a) The Syndicated Facility Commitment of each Lender is as set out in Exhibit 1 hereto which replaces Schedule "B" to the Credit Agreement. From and after the Effective Date, each Lender under the Syndicated Facility agrees that its Commitment is as set out in Exhibit 1 hereto. Each Lender hereby consents to the Borrower terminating Société Générale (Canada Branch) and Fortis Capital (Canada) Ltd. as Lenders.

(b) In order to give effect to the decrease in the Total Commitment, the Syndicated Facility Limit and the Syndicated Facility Commitments as provided for herein, the Outstanding Principal of the Syndicated Facility shall be adjusted (by the Administrative Agent in accordance with its normal practices) at the Effective Date to ensure each Lender is owed

its Proportionate Share (after giving effect to the decrease in the Syndicated Facility Limit) of all such Outstanding Principal. From and after the Effective Date, all Advances shall be made on the basis of the Proportionate Share of each Lender as amended pursuant to the previous sentence except as otherwise provided in the Amended Credit Agreement.

(c) The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Administrative Agent or any of the Lenders (to evidence the assignment of interests in existing Advances) to give effect to the decrease in the Total Commitment and the Syndicated Facility Limit and to ensure that the aggregate Outstanding Principal owing to each Lender under the Syndicated Facility is in proportion to each Lender's Proportionate Share of all such Outstanding Principal after giving effect to such change.

6. Restricted Subsidiaries

(a) The Borrower confirms that as at the Effective Date:

(i) no Subsidiary of the Borrower or the Fund has been designated as a Non-Restricted Subsidiary; and

(ii) the Restricted Subsidiaries are as set out in Exhibit 2 hereto.

7. Fees

As consideration for the extension of the Maturity Date and the other provisions hereof, the Borrower agrees to pay each Lender, a one time fee of 50 bps on the amount of each Lender's Commitment (calculated after giving effect to the change in such Lender's Commitment as provided herein) payable on the Effective Date.

8. Conditions Precedent

The obligations of the Lenders under this Fifth Amending Agreement are subject to and conditional upon satisfaction of the following conditions and the receipt by the Administrative Agent, for and on behalf of the Lenders, of the following documents, each in full force and effect, and in form and substance satisfactory to the Administrative Agent or the Lenders, as applicable, acting reasonably:

(a) there exists no Default or Event of Default and the Administrative Agent has received a certificate of the Borrower to such effect as of the Effective Date;

(b) the representations and warranties contained in the Credit Agreement, including therein this Fifth Amending Agreement as a Credit Document and the Disclosure Schedule as amended hereby, are true and correct and the Administrative Agent has received a certificate of the Borrower to such effect as of the Effective Date;

(c) the Administrative Agent shall have received a duly executed copy of this Fifth Amending Agreement (including the Acknowledgement forming a part thereof) from the Borrower, the Fund and each Restricted Subsidiary which is a party thereto;

(d) the Administrative Agent and the Lenders shall have received in respect of each member of the Restricted Group (unless otherwise specified):

(i) a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Governmental/Judicial Body of the jurisdiction of organization of the Borrower;

(ii) a certified copy of their Constating Documents, and a certified copy of the resolutions of the board of directors (or similar authorization) of the Borrower and each Restricted Subsidiary and a resolution of the Borrower as administrator of the Fund with respect to the Fund authorizing the execution and delivery of this Fifth Amending Agreement and the transactions contemplated thereby and the performance by each of them of their obligations thereunder, together with a certificate of a Senior Officer of the Fund, the Borrower and each Restricted Subsidiary to the effect that all such documents are in full force and effect in such form with no proceedings pending to amend or rescind the same, and no agreements or other documents are in effect which restrict the powers of its board of directors (or where appropriate, its trustee), provided that the foregoing may be satisfied by a certification that the same have not changed since the date last certified and provided to the Lenders;

(iii) a certificate of incumbency with specimen signatures of the individuals executing this Fifth Amending Agreement and the documents contemplated hereby; and

(iv) confirmation from the Borrower that there are no Material Contracts which have not previously been delivered to the Administrative Agent and there have been no amendments to any Material Contracts previously provided in certified form; and

(e) the Borrower shall have paid all fees and expenses then due in respect of this Fifth Amending Agreement.

The conditions in this Section 8 are inserted for the sole benefit of the Lenders and the conditions set out herein may be waived by all of the Lenders in whole or in part (with or without terms or conditions).

9. Miscellaneous

(a) This Fifth Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) This Fifth Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

(c) This Fifth Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed, shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(d) The Credit Agreement, as amended by this Fifth Amending Agreement, is hereby ratified and confirmed.

(e) The Borrower hereby directs the Administrative Agent to debit the accounts of the Borrower maintained with the Administrative Agent for the fees payable pursuant to Section 7 hereof.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Fifth Amending Agreement effective as of the date first above written.

ENERMARK INC.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent

Per:
Name: *Joelle Chatwin*
Title: *Executive Director*

Per:
Name: ***Chris Perks***
Title: ***Managing Director***

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per:
Name: *Joelle Chatwin*
Title: *Executive Director*

Per:
Name: ***Chris Perks***
Title: ***Managing Director***

ROYAL BANK OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

ROYAL BANK OF CANADA

Per: [signature] Tibbatts
Name: Sonia G. Tibbatts
Title: Authorized Signatory

Per: ____________________________
Name:
Title:

BANK OF MONTREAL

Per: (signature)
Name: Carol McDonald
Title: Associate

Per: (signature)
Name: R. P. Heinrichs
Title: Director

THE BANK OF NOVA SCOTIA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE TORONTO-DOMINION BANK

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

BANK OF MONTREAL

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ____________________________
Name: Jeff Cebryk
Title: Director

Per: ____________________________
Name: Todd Kennedy
Title: Associate Director

THE TORONTO-DOMINION BANK

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

BANK OF MONTREAL

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE TORONTO-DOMINION BANK

Per: [signature]
Name: David Radomsky
Title: Vice President

Per: [signature]
Name: Craig Debellefeuille
Title: Vice President

HSBC BANK CANADA

Per: ____________________
Name: Greg Gannett
Title: Director

Per: ____________________
Name: Vivek Varma
Title: Associate Director

NATIONAL BANK OF CANADA

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CITIBANK, N.A., Canadian Branch

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

NATIONAL BANK OF CANADA

Per: __________________________
Name: Doug Ruzicki
Title: Authorized Signatory

Per: __________________________
Name: Greg Steidl
Title: Authorized Signatory

CITIBANK, N.A., Canadian Branch

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

HSBC BANK CANADA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

NATIONAL BANK OF CANADA

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CITIBANK, N.A., Canadian Branch

Per: ____________________________
Name: Niyousha Zarinpour
Title: Authorised Signer

Per: ____________________________
Name:
Title:

UNION BANK, CANADA BRANCH

Per: ____________________
Name: Larry Sagriff
Title: Vice President

Per: ____________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK, CANADA BRANCH

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name: TODD BURTON
Title: DIRECTOR, ENERGY
ATB CORPORATE FINANCIAL SERVICES

Per: ______________________________
Name: Wes Jardine
Title: Associate Director, Energy
ATB Corporate Financial Services

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK, CANADA BRANCH

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per: [signature]
Name: Mr. Yusuke Ono
Title: Senior Vice President

Per: ______________________________
Name:
Title:

ACKNOWLEDGEMENT

For good and valuable consideration (the receipt and sufficiency of which are conclusively acknowledged), each of the undersigned acknowledges the Fifth Amending Agreement and confirms and agrees that the Fund and Restricted Subsidiary Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Fifth Amending Agreement. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

ENERPLUS RESOURCES FUND, by ENERMARK INC.

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS RESOURCES CORPORATION

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS OIL & GAS LTD.

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS LIMITED PARTNERSHIP II by its general partner ENERPLUS HOLDINGS II LTD.

Per: ________________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ________________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS COMMERCIAL TRUST by its trustee ENERPLUS ECT RESOURCES LTD.

Per: ________________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ________________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS RESOURCES (USA) CORPORATION

Per: ________________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ________________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS RESOURCES U.S. INC.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

3104613 NOVA SCOTIA LIMITED

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

1209783 ALBERTA ULC

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS FINANCE LIMITED PARTNERSHIP by its general partner 1239337 ALBERTA ULC

Per: _______________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: _______________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

1239337 ALBERTA ULC

Per: _______________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: _______________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

1239351 ALBERTA ULC

Per: _______________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: _______________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

1277149 ALBERTA LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FOCUS COMMERCIAL TRUST, by its trustee, FET ENERGY LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FOCUS B.C. TRUST, by its trustee, 1082123 ALBERTA LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FET ENERGY LP, by its general partner FET ENERGY LTD.

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

TOMMY LAKES PARTNERSHIP, by its general partner FET ENERGY LTD.

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FET ENERGY LTD.

Per: [signature]
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: [signature]
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FET OPERATING PARTNERSHIP, by its general partner FET ENERGY LTD.

Per: ______________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ______________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

FET GAS PRODUCTION LTD.

Per: ______________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ______________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

1082123 ALBERTA LTD.

Per: ______________________
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per: ______________________
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, by its general partner ENERMARK INC.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

ENERPLUS BC GAS PARTNERSHIP, by its managing partner FET ENERGY LTD.

Per:
Name: RODNEY D. GRAY
Title: VICE PRESIDENT, FINANCE

Per:
Name: JODI J. JENSON LABRIE
Title: CONTROLLER, FINANCE

EXHIBIT 1
to the Fifth Amending Agreement dated June 30, 2010

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

COMMITMENTS OF LENDERS

A. Syndicated Facility

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce Credit Capital Markets 9th Floor, Bankers Hall East 855 – 2nd Street SW Calgary, AB T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	Cdn. $70,000,000
Royal Bank of Canada RBC Capital Markets Suite 1100, 888 – 3rd Street SW Calgary, AB T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3890	Cdn. $120,000,000
Bank of Montreal BMO Nesbitt Burns Suite 2200, 333 – 7th Avenue SW Calgary, AB T2P 2Z1 Attention: Manager Facsimile: (403) 515-3650	Cdn. $120,000,000
The Bank of Nova Scotia c/o Scotia Capital Corporate Banking – Oil, Gas & Pipelines 2000, 700 – 2nd Street SW Calgary, AB T2P 2W1 Attention: Managing Director Facsimile: (403) 221-6497	Cdn. $110,000,000

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
The Toronto-Dominion Bank TD Securities Investment Banking Home Oil Tower 800, 324 – 8th Avenue SW Calgary, AB T2P 2Z2 Attention: Vice President & Director Facsimile: (403) 292-2772	Cdn. $100,000,000
HSBC Bank Canada 2210, 777 – 8th Avenue SW Calgary, AB T2P 3R5 Attention: Senior Manager Facsimile: (403) 215-4433	Cdn. $85,000,000
National Bank of Canada Suite 2802, 450 – 1st Street SW Calgary, AB T2P 1H1 Attention: Senior Manager Facsimile: (403) 265-0543	Cdn. $85,000,000
Citibank, NA, Canadian Branch Suite 4301, 400 – 3rd Avenue SW Calgary, AB T2P 4H2 Attention: Assistant Vice President Facsimile: (403) 398-1693	Cdn. $85,000,000
Union Bank, Canada Branch 440 – 2nd Avenue SW, Suite 730 Calgary, AB T2P 5E9 Attention: Vice President Facsimile: (403) 264-2770	Cdn. $50,000,000
Alberta Treasury Branches 239 – 8th Avenue SW Calgary, AB T2P 1B9 Attention: Manager, Energy & Commercial Banking Facsimile: (403) 974-5784	Cdn. $50,000,000

Name and Address of Lender	Syndicated Facility Commitment (Cdn. $)
Sumitomo Mitsui Banking Corporation of Canada Ernst & Young Tower Toronto-Dominion Centre Suite 1400, 222 Bay Street Toronto, Ontario M5K 1H6 Attention: Vice President Facsimile: (416) 367-3565	Cdn. $50,000,000

B. Swingline Facility

Name and Address of Lender	Swingline Facility Commitment (Cdn. $)
Canadian Imperial Bank of Commerce CIBC Corporate Client Support Centre 40 Dundas Street West, 5th Floor Commerce Court Postal Station Toronto, ON M5L 1A2 Attention: Corporate Credit Analyst Facsimile: (416) 980-5855	Cdn. $75,000,000

EXHIBIT 2
to the Fifth Amending Agreement dated June 30, 2010

SCHEDULE "I" attached to and forming part of the Credit Agreement made as of November 18, 2004 among EnerMark Inc., as borrower, Enerplus Resources Fund, as guarantor and covenantor, Canadian Imperial Bank of Commerce and the other banks and financial institutions from time to time parties hereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, and others.

DISCLOSURE INFORMATION RELATING TO
THE FUND, THE BORROWER AND RESTRICTED SUBSIDIARIES

NTD: EnerMark/Blakes to update

Borrower:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder
EnerMark Inc.	Alberta	Alberta	100% of common shares owned by 1239351 Alberta ULC

Restricted Subsidiaries:

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder
Enerplus Resources Corporation	Alberta	Alberta	100 % owned by the Borrower
Enerplus Oil & Gas Ltd.	Alberta	Alberta	100 % owned by Enerplus Resources Corporation
Enerplus Commercial Trust	Alberta	Alberta	100 % owned by Enerplus Limited Partnership II
Enerplus Limited Partnership II	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by Enerplus Holdings II Ltd.
1209783 Alberta ULC	Alberta	Alberta	100% owned by the Borrower
Enerplus (Hungary) Kft	Hungary	Hungary	99% owned by the Borrower and 1% owned by 1209783 Alberta ULC
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus Holdings II Ltd.	Alberta	Alberta	100% owned by the Borrower
Enerplus ECT Resources Ltd.	Alberta	Alberta	100% owned by Enerplus Holdings II Ltd.
EnerMark Management Inc.	Alberta	Alberta	100% owned by the Fund
Enerplus Global Energy Management Company	Nova Scotia	Alberta	100% of common shares owned by EnerMark Management Inc.; 100% of Series 1 Preferred Shares owned by the Borrower
3104613 Nova Scotia Limited	Nova Scotia	Alberta	100% owned by the Borrower

Enerplus Resources U.S. Inc.	Delaware	Alberta	100% owned by 3104613 Nova Scotia Limited
Enerplus Resources (USA) Corporation	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.
Enerplus Finance Limited Partnership	Alberta	Alberta	100% of limited partner interest owned by the Fund and 100% of general partner interest owned by 1239337 Alberta ULC
1239337 Alberta ULC	Alberta	Alberta	100% owned by the Fund
1239351 Alberta ULC	Alberta	Alberta	100% of common shares owned by Enerplus Finance Limited Partnership and 100% of preferred shares owned by the Fund
Marlco Inc.	Colorado	Alberta	100% owned by the Borrower
Oiltex Inc.	Texas	Alberta	100% owned by the Borrower
Dugite Resources Inc.	Texas	Alberta	100% owned by the Borrower
1030467 Alberta Ltd.	Alberta	Alberta	100% owned by Enerplus Oil & Gas Ltd.
Enerplus USA 2006 Acquisition Inc.	Delaware	Alberta	100% owned by Enerplus Resources U.S. Inc.
1277149 Alberta Limited	Alberta	Alberta	100% owned by the Borrower
Enerplus Exchangeable Limited Partnership (formerly Focus Limited Partnership)	Alberta	Alberta	100% of Class A limited partnership units owned by Focus Commercial Trust and the Borrower 100% of the Class B exchangeable limited partnership units owned by certain members of the public
FET Energy Ltd.	Alberta	Alberta	100% owned by Enerplus Exchangeable Limited Partnership
FET Operating Partnership	Alberta	Alberta	100% owned by FET Energy LP and FET Energy Ltd.
FET Energy LP	Alberta	Alberta	100% of Class B units owned by Enerplus Exchangeable Limited Partnership 100% of Class A units owned by FET Energy Ltd.
Focus B.C. Trust	Alberta	Alberta	100% of trust units owned by Enerplus Exchangeable Limited Partnership
Tommy Lakes Partnership	Alberta	Alberta	99% owned by Focus B.C. Trust 1% owned by FET Energy Ltd.
FET Gas Production Ltd.	Alberta	Alberta	100% owned by FET Energy Ltd.
1082123 Alberta Ltd.	Alberta	Alberta	100% owned by FET Energy Ltd.
Focus Commercial Trust	Alberta	Alberta	100% owned by the Borrower
Enerplus BC Gas Partnership	Alberta	Alberta	95% owned by FET Energy Ltd. 5% owned by FET Gas Production Ltd.